03015892

UF 4-30-03

UNITED STATES
S AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53317

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-02 (MM/DD/YY) AND ENDING 12-31-02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Rutberg + Co. LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

991 Folsom St.
(No. and Street)

San Francisco, CA 94107
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bryan Rutberg 415-371-1186
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mah + Associates LLP
(Name – *if individual, state last, first, middle name*)

One embarcadero Ctr, San Francisco CA 94111
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

RECD S.E.C.
MAR 0 3 2003

PROCESSED
MAY 01 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RUTBERG & COMPANY, LLC

FINANCIAL STATEMENTS AS OF
DECEMBER 31, 2002
TOGETHER WITH
INDEPENDENT AUDITORS' REPORT

State of CALIFORNIA

County of SAN FRANCISCO

Subscribed and sworn (or affirmed) to before me this 1 day of MARCH, 2003

(Signature of Notary)

P.L. DAVIS
COMM. # 1362512
NOTARY PUBLIC - CALIFORNIA
SAN FRANCISCO COUNTY
My Comm. Expires July 24, 2006

CRS 2

BRYAN RUTBERG

RUTBERG & COMPANY, LLC
DECEMBER 31, 2002

Table of Contents

Mah&Associates,LLP
CERTIFIED
PUBLIC
ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Members of
Rutberg & Company, LLC:

We have audited the accompanying balance sheet of Rutberg & Company, LLC (a Delaware Limited Liability Company) as of December 31, 2002, and the related statements of operations, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rutberg & Company, LLC as of December 31, 2002, and the results of its operations and its cash flows for the period then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mah & Associates, LLP

San Francisco, California
January 24, 2003

ONE EMBARCADERO CENTER, SAN FRANCISCO, CA 94111, www.mahllp.com, email@mahllp.com, FAX 415 982-1111, TEL 415 981-1111

RUTBERG & COMPANY, LLC

BALANCE SHEET - DECEMBER 31, 2002

ASSETS

CURRENT ASSETS:		
Cash and cash equivalents	$	163,043
Accounts receivable-		
Trade		21,662
Other		4,915
Prepaid expenses		17,786
Deposits		4,478
Total current assets	$	211,884
PROPERTY AND EQUIPMENT, at cost:		
Office equipment	$	6,842
Computer equipment		7,822
Less - accumulated depreciation		(5,831)
	$	8,833
Total assets	$	220,717

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES:		
Accounts payable	$	21,532
Accrued liabilities		21,877
Total current liabilities	$	43,409
MEMBERS' EQUITY:		
Managing members - Class A - 420,000 units	$	262,500
Nonmanaging members - Class C- 2,120,000 units		1,325,000
	$	1,587,500
Accumulated deficit		(804,767)
Net loss		(605,425)
Total members' equity	$	177,308
Total liabilities and members' equity	$	220,717

The accompanying notes are an integral part of this financial statement.

RUTBERG & COMPANY, LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2002

REVENUES	$	257,673
COST OF OPERATIONS		370,653
Gross Profit	$	(112,980)
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES:		
Salaries		147,591
Professional fees		52,344
Rent		45,455
Travel and entertainment		43,900
Telephone		34,608
Payroll Taxes		34,137
Group benefits		29,331
Dues and subscriptions		26,437
Office expenses		19,539
Insurance		10,009
Taxes, license & fees		9,472
Equipment rental		8,911
Utilities		8,342
Public relations		7,541
Postage & delivery		5,565
Vacation		4,820
Depreciation		4,266
Others		4,113
Bonus		3,000
	$	499,381
Loss from operations	$	(612,361)
OTHER INCOME		6,936
NET LOSS	$	(605,425)

The accompanying notes are an integral part of this financial statement.

RUTBERG & COMPANY, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2002

	Managing Members	Nonmanaging Members	Accumulated Deficit	Total
BALANCE - DECEMBER 31, 2001	$ 250,000	$ 875,000	(804,767)	$ 320,233
Members' contribution	12,500	450,000	-	462,500
Members' withdrawals	-	-	-	-
Net loss	-	-	(605,425)	(605,425)
BALANCE - DECEMBER 31, 2002	$ 262,500	$ 1,325,000	$ (1,410,192)	$ 177,308

The accompanying notes are an integral part of this financial statement.

RUTBERG & COMPANY, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(605,425)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	$	4,266
Changes in assets and liabilities:		
Receivables		(21,662)
Prepaid expenses		(3,121)
Deposits		(4,478)
Payables		(7,923)
Accrued liabilities		(163,934)
Total adjustments	$	(196,852)
Net cash used in operating activities	$	(802,277)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property and equipment	$	(5,635)
Net cash used in investing activities	$	(5,635)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from issuance of members' interest	$	462,500
Net cash provided by financing activities	$	462,500
NET DECREASE IN CASH	$	(345,412)
CASH - BEGINNING OF YEAR		508,455
CASH - END OF YEAR	$	163,043

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Cash paid during the year for:		
Interest	$	-
Income taxes	$	-

The accompanying notes are an integral part of this financial statement.

RUTBERG & COMPANY, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

1. **Summary of Significant Accounting Policies**

General – Rutberg & Company, LLC (a Delaware Limited Liability Company) (the Company), was formed on April 17, 2001 as a limited liability company. The company is a research-driven investment company focused primarily on raising private equity capital for and providing Merger & Acquisition services to leading emerging growth companies. The Company is currently focused on the wireless technologies sector.

Method of Accounting -- The Company uses the accrual method of accounting for financial reporting and income tax purposes.

Cash and Cash Equivalents – Cash and cash equivalents include all cash balances and highly liquid investments with original maturities of three months or less.

Depreciation -- Depreciation of property and equipment is being provided by charges to operations over the following useful lives:

Type of Property	Life
Office equipment	3 to 7 years
Computer equipment	3 to 7 years

Depreciation is computed using primarily the straight-line and declining balance methods. The depreciation expense was $4,266 during the year ended December 31, 2002.

Income Taxes – The Company and its members elected income tax status as a limited liability company from its inception. Under this election, the members of the Company are personally liable for federal and state income taxes. The Company is liable for state LLC fees on revenue generated.

Concentration of Credit Risk – Financial instruments which potentially subject the company to concentration of credit risk consist principally of deposits greater than $100,000 with each financial institution. During the year, the company had cash deposits subject to risk in excess of this amount not insured by the Federal Deposit Insurance Corporation. Management periodically reviews its cash policies and believes any potential accounting loss is minimal.

Estimates Included in the Financial Statements – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Net Capital Requirements

The company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The company had net capital of $22,225, which was $17,225 in excess of its required net capital of $5,000 as of December 31, 2002. The company's net capital ratio was 1.96 to 1.

See Schedule I for net capital as of December 31, 2002.

The company operates under a "fully-disclosed" basis, whereby the company will not hold customer funds or safekeep customer securities. Therefore, the computation pursuant to Rule 15c3-3 is not required.

Statement of changes in liabilities Subordinated to claims of general creditors – (d) (2)	None

3. Members' Interest

The interest of the members in the company is comprised of three classes. Class A and Class B units are issued for Managing Members and Class C units are issued for Nonmanaging Members. Class A units and Class C units are issued solely for cash or other property. Class B units are issued in exchange of services. All classes are intended to be treated equally.

4. Lease Commitments

The company leases an office facility under an operating lease, which expires on September 30, 2003.

The future minimum lease payment for facilities is $40,303 for the year ending December 31, 2003. The total rental expense was $45,455 during the year ended December 31, 2002.

SCHEDULE I

RUTBERG & COMPANY, LLC

COMPUTATION OF CAPITAL UNDER RULE 15C-3 OF THE SECURITIES AND EXCHAGE COMMISSION

AS OF DECEMBER 31, 2002

Total ownerships' equity	$	177,308
Ownerships' equity not allowable for net capital		-
Total ownerships' equity qualified for net capital	$	177,308
Subordinated borrowings allowable for net capital		-
Total capital and allowable subordinated borrowings	$	177,308
Nonallowable assets		
Cash deposit without PAIB agreement	$	97,409
Furniture and fixture		8,833
Receivables from non-customers		26,577
Other assets		22,264
Total nonallowable assets	$	155,083
Net capital before haircuts on securities positions	$	22,225
Haircuts on securities		-
NET CAPITAL	$	22,225
Reconciliation with company's computation (included in Part II of Form X-17A-5 as of December 31, 2002)		
NET CAPITAL, as reported in company's Part II (unaudited) FOCUS report	$	28,029
Net audit adjustments		(5,804)
Net Capital per above	$	22,225

Mah&Associates, LLP
CERTIFIED
PUBLIC
ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Members of
Rutberg & Company, LLC:

In planning and performing our audit of the financial statements of Rutberg & Company, LLC (the Company), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recording of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

ONE EMBARCADERO CENTER, SAN FRANCISCO, CA 94111, www.mahllp.com, email@mahllp.com, FAX 415 982-1111, TEL 415 981-1111

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the control environment and control activities and their operation that we consider to be a material weakness as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures to be preformed in our audit of the financial statements of Rutberg & Company, LLC for the year ended December 31, 2002, and this report does not affect our report thereon dated January 24, 2003. We noted that several bank statements were missing. The Company accepted our recommendation to keep bank statements in file on a timely basis.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mah & Associates, LLP

San Francisco, California
January 24, 2003